1331 NW Lovejoy St, Ste. 900 Portland, OR 97209-3280 503.226.1191 Phone 503.226.0079 Fax
March 17, 2023	503.226.8636 Direct apear@buchalter.com

Alyssa Wall/Donald Field Division of Corporate Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	aShareX Fine Art, LLC
Draft Offering Statement on Form 1-A Submitted February 10, 2023 CIK No. 0001964674

To Whom It May Concern:

On behalf of aShareX Fine Art, LLC (the “Company”), this letter is submitted in response to the Staff’s comment letter, dated March 1, 2023, relating to the above-captioned Draft Offering Statement on Form 1-A submitted on February 10, 2023 (the “Draft Offering Statement”).  The Staff’s comments are set forth below, along with the Company’s response to each comment.  Capitalized terms not otherwise defined herein shall have the meaning set forth in the amended Offering Statement filed concurrently herewith.

Comment

The Offering, page 12

1.

We note your disclosure that the company anticipates that the auction for each series will be held within 60 days of the offering for the series being qualified. We note that this appears to be a delayed offering not permitted by Rule 251(d)(3)(i) of Regulation A. Please revise to remove the auction pricing feature or, alternatively, please advise why this offering structure complies with Rule 251(d)(3)(i)(F) of Regulation A, which requires that the company commence the offering within two days of qualification.

Securities and Exchange Commission

March 17, 2023

Response to Comment 1

We believe that the current offering structure complies with Rule 251(d)(3)(i)(F) because, though the Auction may take place within 60 days after qualification, the Offering will commence immediately upon qualification. A hypothetical timeline may go as follows:

•	On April 1, a piece of Artwork is identified for the Auction and the Auction is set to take place on June 15.

•	Around April 7, the Company files with the SEC an updated Offering Statement, including information about the estimated sale price, the Artwork and the Auction.

•	Between April 7 and May 22, any remaining SEC comments are resolved and the Company requests that the Offering Statement be qualified on May 25.

•	Immediately upon qualification of the Offering Statement on May 25, the Offering commences and:

•	The Company begins distributing the Offering Circular in order to solicit subscribers for the interests to be sold.
•

Investors have the opportunity to review the Offering Circular and its exhibits, including the Company’s Operating Agreement, the Series Designation and the Subscription Agreement, and complete the necessary documentation, including:

•	The Auction Agreement, which binds potential subscribers to the terms of the Subscription Agreement in the event the investors submit a Winning Bid in the Auction, and
•	The Investor Qualification and Attestation, which provides important information to assist the Company in assessing whether an investor is a “Qualified Purchaser.”
•	The Company accepts and reviews the Auction Agreements and other investor information.
•

The Company and the Broker review the investor information to determine accredited status and assign appropriate bid limitations, as well as engaging in Know Your Customer and Anti-Money Laundering screening.

•	Investors may begin entering their revocable bid limits for the Auction.

•	On June 15, the auction takes place and the Company immediately begins collecting Subscription Agreements and investment amounts to be held in escrow.

•	Once all necessary funds are received, such funds are released for the purpose of purchasing the Artwork.

Securities and Exchange Commission

March 17, 2023

            As described above, the Offering will not be conducted on a “delayed” basis; the Offering will commence immediately upon qualification of the Offering Statement to ensure the logistics of the Auction process are effective.

Comment

Use of Proceeds, page 36

2.

For each series offering, please revise to disclose the approximate amount intended to be used for each principal purpose, i.e. the purchase of the Artwork, taxes, sourcing fee, etc. Refer to Item 6 of Part II of Form 1-A. Please consider adding a chart or some other presentation so that investors can clearly understand the use of proceeds for each series offering.

Response to Comment 2

We have added to the “Use of Proceeds” a cross reference to Appendix C of the amended Draft Offering Statement, which presents in a chart format the approximate amount intended to be used for each principal purpose. Note that the exact amounts cannot be filled in until the specific Artwork related to a particular Auction is identified.

Comment

General

3.

We note that the offering circular references a minimum and maximum amount of shares. Please revise to disclose a fixed volume of securities to be offered. Refer to Rule 253(b)(4) of Regulation A and Item 1(d) of Part II of Form 1-A.

Response to Comment 3

The Offering Circular has been revised to disclose a fixed volume of securities to be offered.

Comment

General

4.

We note you intend to provide an estimated price range for the Class A Shares of each series in their respective preliminary offering circular and amend the offering circular if the successful bid price is outside of 20% of the maximum aggregate offering price. Please advise how you will determine the bona fide estimated price range, including a discussion of how such a range is a bona fide estimate under Rule 253(b)(2) of Regulation A.

Securities and Exchange Commission

March 17, 2023

Response to Comment 4

The estimated price range for the Class A Shares will be set based on the bona fide estimated price range of the Artwork provided by the Auction House selling such Artwork, modified, in the Managing Member’s discretion, based on the Managing Member’s expertise and narrowed within such estimated price range as necessary to fit within the parameters set in Rule 253(b)(2) of Regulation A. For example, if the Company sells 1,000,000 Class A Shares and the Auction House sets the estimated price range for the value of the Artwork at between $8 million and $10 million, the Company may use the estimated price of the Class A Shares at between $8.80 and $11.00 per Class A Share.

The fair market value of art and other unique collectibles is generally assessed by expert appraisers using relative valuation techniques by, among other factors, analyzing historical comparative transactions involving similar works, characteristics of the specific work, supply and demand factors, and subjective perceptions of value.  The auction market comprises of global and regional auction houses that conduct regular sales of Artwork and other collectibles in a public auction format and provides other art-related services.  Auction Houses generally estimate the sale price of an Artwork prior to conducting a sale.  Such sale estimate is intended to provide general guidance to potential bidders regarding the expected price outcome of such Artwork.  However, estimates may not be “arm’s length” and are often negotiated with the selling party.  Based on data available from Artnet, of paintings and works on paper that were successfully sold by Christie’s or Sotheby’s at their respective New York locations during 2022 for at least $1,000,000, approximately 40% were sold within the estimated price range, with another 53% selling above such estimates. While there is no guarantee that the actual price for Class A Shares determined by the Auction will be within the estimate, the Company believes that, between the Auction Houses’ estimated price range and the Managing Member’s expertise in assessing such estimated price range, a bona fide estimated price range can be established.

The Auction itself is the best evidence of  the fair market value of the Artwork and represents a true third party, “arm’s length” transaction, inasmuch as sale prices are determined through open competition in which any qualified investor can participate and potentially buy the offered work.  Using an Auction to determine the price  of the Artwork will, in turn, capture the true value of the Class A Shares. The Company believes that such a pricing mechanism is in the best interest of its investors.

Please contact me if you have any questions or further comments.

Securities and Exchange Commission

March 17, 2023

Best regards,

BUCHALTER A Professional Corporation

Alison M. Pear
Senior Counsel

cc:	Alan Snyder
Eric Arinsburg
Nick Thomas